SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934

                             AUTOCORP EQUITIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    052764206
                                 (CUSIP Number)

                                 Charles Norman
                             AutoCorp Equities, Inc.
                           5949 Sherry Lane, Suite 525
                               Dallas, Texas 75225
                                 (214) 378-8271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               (December 30, 1998)
           (Date of Event which Requires the Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13-D

                               CUSIP NO. 052764206


1        Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Charles Norman, Trustee                     IRS. ID No. 75-6542723

2        Check the Appropriate Box if a Member of a Group       (a) [_]  (b) [_]

3        SEC Use Only

4        Source of Funds            OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person With

7        SOLE VOTING POWER

                  3,217,000

8        SHARED VOTING POWER

                  -0-

9        SOLE DISPOSITIVE POWER

                  3,217,000

10       SHARED DISPOSITIVE POWER

                  -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,217,000

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13       Percent of Class Represented by Amount in Row (11)

                  53%

14       Type of Reporting Person

                  EP, OO

Item 1. Security and Issuer.

     The title and class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Common Stock"), of AutoCorp Equities, Inc., a Nevada corporation (AAutoCorp@). AutoCorp's principal executive offices are located at 5949 Sherry Lane, Suite 525, Dallas, Texas 75225.

Item 2. Identity and Background.

         (a) - (c) This statement is being filed by Charles Norman, as Trustee under three trusts for the benefit of various parties. The trusts are described below. Mr. Norman=s business address is 5949 Sherry Lane, Suite 525, Dallas, Texas 75225. His principal occupation or employment is President and Chief Executive Officer of AutoCorp. He is also a Director of AutoCorp.

         AutoCorp is a subprime indirect purchaser of automobile contracts. In this capacity, it purchases subprime automobile loan portfolios, which it then manages and services. AutoCorp also owns and operates automobile retail sales locations.

         As part of the transaction described in Item 5 below, AutoCorp entered into three trust agreements dated as of December 30, 1998, with Mr. Norman, as Trustee under Voting Trust Agreement I, Voting Trust Agreement II and Exchange Trust Agreement. The beneficiaries of the three trusts and the securities in each trust are:



     Name of Trust                    Beneficiaries                       Securities Held

Voting Trust I             Executive officers of AutoCorp to           350,000  Common Shares
                             be named in the future

Voting Trust II            Executive officers of AutoPrime,            350,000  Common Shares
                             Inc. (AAuto Prime@) to be named
                             in the future

The Exchange Trust         (a) Consumer Investment Corporation         up to 1,425,887 Common Shares
                               (ACIC@)  (for the benefit of the        (all unused shares will first
                                holders of the CIC debentures)         be available  to  AutoPrime
                                                                       for  satisfaction  of  AutoCorp
                                                                       obligations to AutoPrime)

                           (b) AutoPrime  (for the purpose of          3,340,529 Preferred Shares
                               holding the securities tendered                  and
                               to AutoPrime and that it cannot         1,091,113  Common Shares
                               awfully accept prior to receipt
                               of approval from the Office
                               of Thrift Supervision)


         See also Item 5 below.

         (d) - (e) During the last five years Mr. Norman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or subjected him to, a judgment, decree or final order enjoining future violations, etc., of federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         See Item 5 below.

Item 4. Purpose of Transaction.

         (a)-(j)

   The Acquisition:

         Mr. Norman made the acquisition of securities of AutoCorp reported in this report as part of the transaction described in Item 5 below.

  Changes in Management:

         The Directors of AutoCorp at the time of the transaction were Messrs. Charles Norman, William O. Merritt and Dennis W. Miller. Messrs. Norman and Merritt are continuing as Directors, and Mr. Miller resigned at the closing on December 30, 1998. Messrs. Merritt and Miller also resigned as officers of AutoCorp at the closing.

  Contemplated Changes in AutoCorp's Business:

         AutoCorp  is  in  the  process  of  expanding  its  automobile   retail
operations and financial services operations on a national basis.

Item 5. Interest in Securities of the Issuer.

         See Item 1 of Form 8-K of AutoCorp filed (without  exhibits) as Exhibit
99.2 to this Schedule 13D.

         Except as set forth in this Schedule 13D, including Item 6 below, there have been no transactions by Charles Norman in the Common Stock of AutoCorp within the last 60 days.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 5 above.

         Except as set forth in this Schedule 13D, there are no presently existing contracts or other agreements between Mr. Norman and any other person regarding the securities of AutoCorp.

     Item 7. Material to Be Filed as Exhibits

     Attached as Exhibits are the following documents:

          2.1 Master Agreement dated as of December 30, 1998 by and among AutoPrime, Inc., AutoCorp Equities, Inc., Consumer Investment Corporation, Lenders Liquidation Centers, Inc., William O. Merritt, Dennis W. Miller, Andrew J. Kacic, Vincent W. Bustillo, Wayne McLaws and Efrain Diaz.*
          2.2 Unconditional Tender of AutoCorp Preferred and Common Stock, effective December 30, 1998, by and between AutoCorp Equities, Inc. and AutoPrime, Inc.*
          2.3 Agreement to Issue Additional Preferred Stock between AutoCorp Equities, Inc., AutoPrime, Inc., Consumer Investment Corporation, and Lenders Liquidation Centers, Inc. effective December 30, 1998.*
          2.4 Pledge Agreement dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoPrime, Inc.*
          2.5 Pledge Agreement dated as of December 30, 1998, from William O. Merritt and Dennis W. Miller to AutoPrime, Inc.*
          2.6 General Indemnity Agreement dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoCorp Equities, Inc.*
          2.7 Ratification of Obligations dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoPrime, Inc.*
          2.8 Release of Pledge Agreement dated as of December 30, 1998, from AutoPrime, Inc. to the Merritt Group.*
          3.1 Certificate of Designation of the Series A Non-Cumulative Convertible Preferred Stock of AutoCorp Equities, Inc.*
          9.1 Voting Trust Agreement I dated as of December 30, 1998, Charles Norman, Trustee.* 9.2 Voting Trust Agreement II dated as of December 30, 1998, Charles Norman, Trustee.* 9.3 Exchange Trust Agreement dated as of December 30, 1998, Charles Norman, Trustee.*
          99.1 Resume of Experience of Charles Norman (This relates to Item 1(a) - Information About Charles Norman@ in the Form 8-K filed as
               Exhibit 99.2)*
          99.2 Form 8-K of AutoCorp Equities, Inc. filed March 11, 1999 (without exhibits). (Item 1 of this Form 8-K contains portions of Items 2, 3, 4, 5 and 6 of this Schedule 13D.)
-----------------------------
          * Incorporated by reference to the exhibit with the same name and number attached to the Form 8-K filed by AutoCorp Equities, Inc. on March 11, 1999.

                                INDEX TO EXHIBITS

       Exhibit
       Number                    Description
       -------                   -----------

          2.1 Master Agreement dated as of December 30, 1998 by and among AutoPrime, Inc., AutoCorp Equities, Inc., Consumer Investment Corporation, Lenders Liquidation Centers, Inc., William O. Merritt, Dennis W. Miller, Andrew J. Kacic, Vincent W. Bustillo, Wayne McLaws and Efrain Diaz.*
          2.2 Unconditional Tender of AutoCorp Preferred and Common Stock, effective December 30, 1998, by and between AutoCorp Equities, Inc. and AutoPrime, Inc.*
          2.3 Agreement to Issue Additional Preferred Stock between AutoCorp Equities, Inc., AutoPrime, Inc., Consumer Investment Corporation, and Lenders Liquidation Centers, Inc. effective December 30, 1998.*
          2.4 Pledge Agreement dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoPrime, Inc.*
          2.5 Pledge Agreement dated as of December 30, 1998, from William O. Merritt and Dennis W. Miller to AutoPrime, Inc.*
          2.6 General Indemnity Agreement dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoCorp Equities, Inc.*
          2.7 Ratification of Obligations dated as of December 30, 1998, from Consumer Investment Corporation and Lenders Liquidation Centers, Inc. to AutoPrime, Inc.*
          2.8 Release of Pledge Agreement dated as of December 30, 1998, from AutoPrime, Inc. to the Merritt Group.*
          3.1 Certificate of Designation of the Series A Non-Cumulative Convertible Preferred Stock of AutoCorp Equities, Inc.*
          9.1 Voting Trust Agreement I dated as of December 30, 1998, Charles Norman, Trustee.* 9.2 Voting Trust Agreement II dated as of December 30, 1998, Charles Norman, Trustee.* 9.3 Exchange Trust Agreement dated as of December 30, 1998, Charles Norman, Trustee.*
          99.1 Resume of Experience of Charles Norman (This relates to Item 1(a) - Information About Charles Norman@ in the Form 8-K filed as
               Exhibit 99.2)*
          99.2 Form 8-K of AutoCorp Equities, Inc. filed March 11, 1999 (without exhibits). (Item 1 of this Form 8-K contains portions of Items 2, 3, 4, 5 and 6 of this Schedule 13D.)
-----------------------------
          * Incorporated by reference to the exhibit with the same name and number attached to the Form 8-K filed by AutoCorp Equities, Inc. on March 11, 1999.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date: March 23, 1999              /s/ Charles Norman
                                  ----------------------------------------------
                                      Charles Norman, Trustee under Voting Trust
                                      Agreement I, Voting Trust Agreement II and
                                      Exchange Trust Agreement, each dated as of
                                      December 30, 1998